Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

Silver North Provides Tim Drilling Progress Update

•Drilling indicates the presence of a Carbonate Replacement (“CRD”) style system at Tim

•Program Expanded to include airborne geophysical surveys

•Over 1,300 m of planned 2,000 metres of drilling completed to date

•Management recently completed site visit

Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to provide an update on 2024 Yukon exploration activities at the Tim silver property. The Tim Property is under option to, and operated by, Coeur Mining, Inc. (“Coeur” NYSE-CDE), which is funding the 2024 program. To date, over 1,300 metres of drilling in four holes have been completed.

“We are extremely pleased with Coeur’s progress to date at Tim,” stated Rob Duncan, VP Exploration for Silver North after a recent site visit to the Tim Property. “Given that the Wolf Fault has been identified in several historic trenches, in the current drillholes and anomalous soil geochemistry over a cumulative strike length of >2 km, we believe that the Tim project displays the necessary characteristics of a potentially productive CRD system. We are eagerly awaiting the analytical results from this program, which are expected to be received in October.”

Diamond drilling at the Tim Property commenced at the end of June, testing the potential for stratiform (manto) and structural (chimney) style Carbonate Replacement Deposit (“CRD”) mineralization. Drilling at Tim is primarily targeting the Wolf Fault, a northwest striking and steeply southwest dipping structure that parallels the regionally significant Kechika Fault, which can be traced from the Silvertip land package through Tim and Silver North’s Veronica Project (recently acquired via option). Large conductivity anomalies defined by SkyTEM airborne geophysical data are associated with the Wolf Fault, as is silver mineralization and/or heavily oxidized fault breccias in historical trenches.

All 4 holes drilled to date have intersected the strongly oxidized Wolf structure and/or parallel splays of it. The Wolf Fault is noted to emplace overlying Kechika phyllite and argillites in fault contact with the underlying prospective Rosella Limestone Formation. At depth, parallel structures to the Wolf Fault are seen within the argillites of the Boya Formation that underlie the Rosella limestones. Geological and structural features that have been observed in the drilling to date consist of diagnostic features that are commonly associated with significant CRD mineralization and have been observed at the Silvertip deposits. Such characteristics include fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence) and re-crystallization of the host limestones. These features suggest that the Wolf Fault target at Tim could be part of a productive CRD system.

Tim Property

- Fieldwork by Coeur has confirmed the results of the 1980's era programs, with excellent silver results from chip and grab samples
- **2000 m drill program underway**

Trenching highlights (Coeur):

Trench 1: 4 m - 468.1 g/t Ag, 21.1% Pb, 0.3% Zn

Trench 3: 8.8 m – 265.0 g/t Ag, 6.7% Pb, 0.9% Zn

Re-open/new Trecning
2013 Program
356, 7.54
3.7
Hole 3
Hole 2
Hole 4
Hole 1
1,292 g/t Ag grab
Limestone - Lower Cambrian
Quartzite/Siltstone/Mudstone/Shale - Lower Cambrian
Additional Soil Geochemistry
Phyllite/Siltstone - Cambrian
0 250 500 m
LEGEND
Camp
AccessRd
Soil Geochem Grid
1988 Trench
Trench Result
Ag (g/t), Pb (%)
metres
>0.80 ppm Silver Contour
>215 ppm Lead Contour
>291 ppm Zinc Contour
2008 Drillhole
2024 Proposed Drill Pad
Silver North Resources Ltd.
Tim Property Compilation
NAD83 Zone 9N
Scale: 1:12,500
Figure: 5

silvernorthres.com SNAG TSX.V TARSF OTCQB

17

Wolf Fault

Coeur has indicated it is planning to complete six holes for a total drilled meterage of approximately 2,200 m. In addition to the drilling, Coeur will also be undertaking two additional detailed airborne geophysical surveys over the entire project consisting of magnetics and radiometrics surveys and a Mobile MT survey that has the potential to detect conductive features at much greater depths than the recent SkyTEM airborne survey of the property. These elements represent an expansion of the planned 2024 exploration program. The current program is expected to wrap up by early September.

The 2024 program is conducted under the direction of Coeur’s exploration team based at Silvertip, under the terms of an option agreement granting Coeur the right to earn a 51% interest in the property by completing a minimum of $3.15 million in additional exploration expenditures and making additional cash payments to Silver North totalling $275,000 by December 31, 2026. Coeur can bring its interest to 80% by making additional cash payments of $100,000 per year in 2027 and 2028, completing a positive feasibility study and informing Silver North of its intention to develop a mine at Tim by December 16, 2028. Under this agreement, Coeur must fund a minimum $700,000 program in 2024. Tim is road accessible via 25 km of 4 x 4 access off the Silvertip Mine Road.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P. Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/